Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-184042

Dated May 2, 2013

Relating to Preliminary Prospectus Supplement dated April 29, 2013

Tsakos Energy Navigation Limited

8.00% Series B Cumulative Redeemable Perpetual Preferred Shares

FINAL TERM SHEET

Dated May 2, 2013

Issuer:	Tsakos Energy Navigation Limited

Securities Offered:	8.00% Series B Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share, liquidation preference $25.00 per share (the “Series B Preferred Shares”)

Trade Date:	May 2, 2013

Settlement Date:	May 10, 2013 (T+6)(1)

Offering Size:	2,000,000 Series B Preferred Shares ($50,000,000 aggregate liquidation preference) (or 2,300,000 Series B Preferred Shares ($57,500,000 aggregate liquidation preference) if the underwriters exercise their option to purchase additional shares in full)

Maturity:	Perpetual

Conversion; Exchange and Preemptive Rights:	Will not have any conversion or exchange rights or be subject or entitled to preemptive rights

Dividend Payment Dates:	Quarterly on January 30, April 30, July 30 and October 30, commencing July 30, 2013 (each, a “Dividend Payment Date”)

Dividends:	Will accrue and be cumulative from the date the Series B Preferred Shares are originally issued and will be payable on each Dividend Payment Date, when, as and if declared by Issuer’s board of directors

Dividend Rate:	Will be 8.00% per annum per $25.00 of liquidation preference per share (equal to $2.00 per share), subject to increase upon (i) a Covenant Default, (ii) a Cross Default, (iii) a Dividend Payment Default or (iv) a Failure to Redeem (each as defined in the prospectus supplement), in which case the dividend rate payable on the Series B Preferred Shares shall increase, subject to an aggregate maximum rate per annum of 25% prior to July 30, 2018 and 30% thereafter, to a rate that is 1.25 times the dividend rate payable on the Series B Preferred Shares as of the close of business on the day immediately preceding the Covenant Default, Cross Default, Divided Payment Default or Failure to Redeem, as applicable, and on each subsequent Dividend Payment Date, the dividend rate payable shall increase to a rate that is 1.25 times the dividend rate payable on the Series B Preferred Shares as in effect as of the close of business on the day immediately preceding such Dividend Payment Date, until the Covenant Default, Cross Default or Dividend Payment Default is cured or the Series B Preferred Shares are no longer outstanding

Optional Redemption:	At the option of the Issuer anytime on or after July 30, 2018, in whole or in part, at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption. A failure to redeem all the Series B Preferred Shares on or prior to July 30, 2019 shall constitute a Failure to Redeem.

Issue Price:	$25.00 per share

Day Count:	30/360

Net Proceeds to the Issuer (before expenses):	$48,250,000 (or $55,487,500 if the underwriters exercise their option to purchase additional shares in full)

Joint Bookrunners	Incapital LLC (Sole Structuring Agent) and DNB Markets, Inc.

Co-Managers	CIS Capital Markets LLC and Brock Securities LLC

Ratings	The Series B Preferred Shares will not be rated by a nationally recognized statistical rating organization.

Listing:	The Issuer intends to file an application to list the Series B Preferred Shares on the New York Stock Exchange.

CUSIP/ISIN:	G9108L 124/BMG9108L1248

(1)	The Issuer expects that delivery of the Series B Preferred Shares will be made against payment therefor on May 10, 2013, which will be six business days following the date hereof (this settlement cycle being referred to as “T+6”). Under Rule 15c6-1 of the SEC promulgated under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Series B Preferred Shares on the date hereof or in the next two business days will be required, by virtue of the fact that the Series B Preferred Shares initially will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Series B Preferred Share who wish to trade the Series B Preferred Shares on the date hereof or in the next two business days should consult their own advisor.

Changes to Preliminary Prospectus Supplement

1. The first sentence under “Capitalization” on page S-40 of the preliminary prospectus supplement is replaced in its entirety with the following sentence:

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash and (iii) consolidated capitalization as of December 31, 2012 on: an actual basis; and an as adjusted basis giving effect to (i) debt repayments of $66.5 million, (ii) the drawdown of $92.0 million under our credit facilities, for the financing of the new building DP2 suezmax shuttle tankers Rio 2016 delivered on March 11, 2013 and Brasil 2014 delivered on April 23, 2013, (iii) the release of $10.3 million from restricted accounts for the repayment of loan installments, and (iv) our payment of $107.0 million in shipyard installments for our vessels under construction; and an as further adjusted basis giving effect to the above and the issuance of the Series B Preferred Shares offered hereby at a price of $25.00 per share (assuming no exercise of the underwriters’ option to purchase additional shares).

2. The table under “Capitalization” on page S-40 of the preliminary prospectus supplement is replaced in its entirety with the following table:

	As of December 31, 2012
In thousands of U.S. Dollars	Actual	Adjusted	As Further Adjusted
Cash
Cash and cash equivalents	$144,297	$73,121	$121,046
Restricted cash	16,192	5,847	5,847

Total cash	$160,489	$78,968	$126,893

Capitalization

Debt:
Long-term secured debt obligations (including current portion)	$1,442,427	$1,467,886	$1,467,886

Stockholders equity:
Preferred shares, $1.00 par value; no shares authorized, issued and outstanding on an actual and as adjusted basis; 15,000,000 shares authorized (including 2,300,000 Series B Preferred Shares) and 2,000,000 Series B Preferred Shares issued and outstanding on an as further adjusted basis	—	—	2,000
Common shares, $1.00 par value; 100,000,000 shares authorized and 56,443,237 shares issued and outstanding on an actual and as adjusted basis; 85,000,000 shares authorized and 56,443,237 shares issued and outstanding on an as further adjusted basis	56,443	56,443	56,443
Additional paid-in capital	404,391	404,391	450,316
Accumulated other comprehensive loss	(14,728)	(14,728)	(14,728)
Retained earnings	478,428	478,428	478,428
Non-controlling interest	2,306	2,306	$2,306

Total stockholders’ equity	926,840	926,840	$974,765

Total capitalization	$2,369,267	$2,394,726	$2,442,651

Other financial information presented in the preliminary prospectus supplement are deemed to have changed to the extent affected by the changes described herein.

***

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Series B Preferred Shares and is not soliciting an offer to buy the Series B Preferred Shares in any jurisdiction where the offer or sale is not permitted.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus may be obtained from Incapital LLC, Attn: DCM Prospectus Department, 200 S. Wacker Drive, Suite 3700, Chicago, Illinois 60606, Telephone (312) 379-3700, Email: prospectus_requests@incapital.com and DNB Markets, Inc., 200 Park Avenue, 31st Floor, New York, New York, 10166, Telephone: (212) 551-9814.

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